Exhibit 1

PRESS RELEASE

Gentium Reports First Half 2011 Financial Results

•	Cash flow positive and stronger cash position
•	Defibrotide product sales increased by 25%
•	Net income of EUR 2.67 million (US$ 3.85 million) for the first half of 2011
•	Decrease in API revenues related to a health authority imposed price adjustment; revised product sales guidance for 2011 to EUR 21-23 million

VILLA GUARDIA (COMO), Italy, September 20, 2011 (GlobeNewswire) — Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the first half of 2011 and the quarter ended June 30, 2011. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On June 30, 2011, EUR 1.00 = $1.44.

“We are pleased to report that Defibrotide product sales increased 25% compared with the prior-year period,” stated Salvatore Calabrese, Senior Vice President and Chief Financial Officer of Gentium S.p.A. “Additionally, we have continued to be cash flow positive and profitable during the first half of 2011, and have decreased our long-term debt while investing in the establishment of our European sales infrastructure. We confirm our previously reported projection that Defibrotide product sales for 2011 are expected to increase 25%-30% over 2010, but due in large part to lower API revenues, we are revising our 2011 product sales forecast to be in the range of EUR 21-23 million instead of EUR 23–25 million as originally projected.”

“We are delighted that the number of clinics using Defibrotide through the expanded access and named-patients programs has increased since the beginning of the year, and we have entered into new local distribution agreements with several specialized regional partners that will initially distribute Defibrotide through these programs,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “Our Marketing Authorization Application (MAA) for Defibrotide was accepted by the European Medicines Agency (EMA) and we expect to receive any questions on the application shortly. With regard to the United States, we recently announced that we voluntarily withdrew our New Drug Application (NDA) for Defibrotide with the U.S. Food and Drug Administration (FDA) in order to conduct additional quality reviews on our original datasets and databases. An independent clinical research organization specialized in this area has been engaged to review all the datasets and identify the issues. Once that process is complete, we intend to prepare a remediation plan and discuss it with the FDA to determine if it satisfactorily addresses the Agency’s concerns.”

As previously announced, Gentium will host a conference call today at 8:00 a.m. ET / 2:00 p.m. CET.  To participate in the call, interested parties may dial 1 866 966 9439 (North America toll-free) or +44 (0) 1452 555 566 (international/toll) to register ten minutes before the call is scheduled to begin and use confirmation code 10253374. The event will also be broadcast live on the internet at http://www.gentium.com.

The event will be archived for replay for 30 days. The replay can be accessed on the Company's website, http://www.gentium.com or at 1 866 247 4222 (North America toll-free) or +44 (0) 1452 55 00 00 (international/toll) using Conference ID 10253374.

Company Developments 2011:

•	Completion of pre-clinical and clinical studies for Defibrotide.
•	Hosted a Symposium on Defibrotide at EBMT Annual Meeting.
•	MAA for Defibrotide accepted by the EMA and will be reviewed by a Committee for Medicinal Products for Human Use (CHMP) under accelerated assessment within a 150-day timeline.
•
Voluntarily withdrew the NDA for Defibrotide following correspondence from the FDA identifying potential “refusal to file” issues regarding the completeness of the datasets and requesting additional quality reviews and further details regarding the trials.

•
Began establishing a commercial infrastructure for Defibrotide with the hiring of the Company’s Senior Vice President of Commercial Operations and pursuing candidates to act as country sales managers for the United Kingdom, Spain, France, Germany and Italy.

•	Entered into distribution agreements for Defibrotide with regional distributors in Australia, New Zealand, Turkey, South Korea and Israel.

Financial Highlights

For the first six-month period ended June 30, 2011, as compared to the six-month period ended June 30, 2010:

•
Total revenues were EUR 12.77 million compared to EUR 12.53 million. Product sales were EUR 10.80 million compared to EUR 10.02 million, recording an increase of EUR 0.78 million or 8%. Defibrotide net sales through the named-patient and cost recovery programs amounted to EUR 8.23 million, or 76% of total product sales, compared to EUR 6.60 million or 66% of the total product sales. Sales of the Company's active pharmaceutical ingredients (API) amounted to EUR 2.56 million, or 24% of total product sales, compared to EUR 3.42 million or 34% of the total product sales.

•	Operating costs and expenses were EUR 9.69 million compared to EUR 10.47 million. Operating costs and expenses for the prior-year period include a one-time restructuring charge of EUR 0.95 million.
•	Research and development expenses, which are included in operating costs and expenses, were EUR 2.66 million compared to EUR 3.45 million.
•	Operating income was EUR 3.08 million compared to EUR 2.06 million.
•	Pre-tax income was EUR 2.96 million compared to EUR 2.32 million.
•	Net income was EUR 2.67 million compared to EUR 2.32 million.
•	Basic and diluted net income per share was EUR 0.18 and EUR 0.17, respectively, compared to a basic and diluted net income per share of EUR 0.15.

For the second quarter ended June 30, 2011, as compared to the second quarter ended June 30, 2010:

•
Total revenues were EUR 6.72 million, compared with EUR 7.55 million for the same period in 2010. Product sales were EUR 5.71 million compared to EUR 6.10 million.  Defibrotide net sales through named-patient and cost recovery programs were EUR 4.37 million, or 77% of total product sales, compared to EUR 3.99 million or 65%. Sales of the Company’s API amounted to EUR 1.33 million, or 23% of total product sales, compared to EUR 2.11 million or 35% of the total product sales.

•	Operating costs and expenses were EUR 5.52 million, compared with EUR 5.37 million.
•	Research and development expenses, which are included in operating costs and expenses, were EUR 1.43 million, compared with EUR 2.04 million.
•	Operating income was EUR 1.20 million, compared with EUR 2.17 million.
•	Net income was EUR 0.97 million, compared with EUR 2.35 million.
•	Basic and diluted net income per share were EUR 0.07 and EUR 0.06, respectively, compared to a basic and diluted net income per share of EUR 0.16.

Cash and cash equivalents were EUR 9.83 million as of June 30, 2011 compared to EUR 8.74 million at December 31, 2010.  The increase was primarily due to revenues generated from the named-patient and cost recovery programs and a decrease in expenses.

Operating Results

Product sales for the six-month period ended June 30, 2011 were EUR 10.80 million compared to EUR 10.02 million for the same period in 2010, an increase of EUR 0.78 million.  The variance was primarily due to the increased distribution of Defibrotide through the named-patient and cost recovery programs. For the six-month period ended June 30, 2011 and 2010, sales from the named-patient and cost recovery programs amounted to EUR 8.23 million and EUR 6.60 million, respectively, representing an increase of EUR 1.63 million or 25%. Sales from the named-patient and cost recovery programs are net of EUR 1.30 million and EUR 1.05 million, respectively, in service fees.

API revenues were EUR 2.56 million for the six-month period ended June 30, 2011, as compared to EUR 3.42 million for the same period in 2010. The decrease was primarily due to a reduction in the price of sulglicotide to accommodate a commercial partner in South Korea that has experienced a 20% cut in reimbursement from the local government for the drug that uses sulglicotide as the API.

Other revenues were EUR 1.97 million for the six-month period ended June 30, 2011 compared to EUR 2.51 million for the same period in 2010. This fluctuation is primarily attributable to a decrease in activities, such as pre-clinical and clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which reimbursements amounted to EUR 0.25 million and EUR 0.77 million as of June 30, 2011 and 2010, respectively, and a ratable recognition of EUR 1.70 million ($2.33 million) of the EUR 5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company to include the prevention indication of Defibrotide in the Americas. The up-front payment was recognized ratably through the second quarter of 2011.

Cost of goods sold was EUR 2.75 million for the six-month period ended June 30, 2011 compared to EUR 2.87 million for the same period in 2010.  Cost of goods sold as a percentage of product sales was 25% for the six-month period ended June 30, 2011 compared to 29% for the same period in 2010. The percentage decrease is primarily due to a different composition of product mix with proportionately increased sales of Defibrotide, which represent 76% of the product sales compared to 66% for the prior-year period. Defibrotide sales through the named-patient and cost recovery programs have a higher margin compared to the sales of the Company’s other active pharmaceuticals ingredients.

The Company incurred research and development expenses of EUR 2.66 million for the six-month period ended June 30, 2011 compared to EUR 3.45 million for the same period in 2010.  Research and development expenses were primarily for the development of Defibrotide to treat and prevent veno-occlusive disease (VOD). The decrease from the comparable period in 2010 is attributed to the completion of certain pre-clinical and clinical trials such as reproductive toxicity, hERG channel, QT/QTc and completion of a technology transfer to a third party, offset by an increase in scientific consultancy and regulatory activities.

General and administrative expenses were EUR 2.97 million for the six-month period ended June 30, 2011 compared to EUR 2.61 million for the same period in 2010.  2010 general and administrative expenses include a release of a reserve for doubtful accounts for EUR 0.27 million due to the deemed payment of accounts receivable through the elimination of the same amount of accounts payable due to the same counterparty. Excluding such release, general and administrative expenses would have been EUR 2.88 million. The slight increase in general and administrative expenses was primarily due to administrative expenses incurred with the incorporation of a subsidiary in Switzerland and higher stock-based compensation expenses which amounted to EUR 0.77 million and EUR 0.50 million as of June 30, 2011 and 2010, respectively, offset by a decrease in legal and administrative expenses previously incurred by the Company’s New York office, which was closed in 2010.

Sales and marketing expenses were EUR 0.78 million for the six-month period ended June 30, 2011 compared to nil for the same period in 2010. Sales and marketing expenses mainly refer to expenses relating to recruiting, payroll, marketing and health economics analysis, and stock based compensation expenses.

For the six-month period ended June 30, 2010, EUR 0.95 million in corporate restructuring charges were recorded in connection with the strategic decision to close the Company's New York office in March 2010.

Income tax expenses which amount to EUR 0.28 and nil, as of June 30, 2011 and 2010, respectively, mainly refers to a provision on the Italian Regional Tax on Productive Activities, or “IRAP,” which has a floating a statutory rate of 3.9%. The IRAP tax is not deductible for corporate purposes. The IRAP tax base is similar to the corporate tax base but does not permit a deduction for labor and interest.

Net income was EUR 2.67 million for the six-month period ended June 30, 2011 compared to EUR 2.32 million for the comparable period in 2010. The difference is mainly due to an increase in the volume of Defibrotide sold through the named-patient and cost recovery programs.  Such increase in Defibrotide revenue has offset the decrease in the Company’s active pharmaceutical ingredients sales, the decrease in activities that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, and costs associated with the establishment of a tax provision in Italy and marketing efforts, both of which were not present in 2010. In addition, one-time restructuring charges in 2010 were not present in the six-month period ended June 30, 2011.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
BALANCE SHEETS
	As of	As of
Amounts in thousands except share and per share data	December 31,	June 30,
	2010	2011
		(unaudited)
ASSETS
Cash and cash equivalents	€8,742	€9,836
Available for sale securities	263	-
Accounts receivable net of allowance of €27 as of December 31, 2010 and June 30, 2011	3,442	4,584
Accounts receivable from related parties, net of allowance of €850 as of December 31, 2010 and June 30, 2011	657	261
Inventories, net of allowance of €451 and €366 as of December 31, 2010 and June 30, 2011, respectively	2,364	3,071
Prepaid expenses and other current assets	541	444
Total Current Assets	16,009	18,196

Property, manufacturing facility and equipment, at cost	21,437	22,238
Less: Accumulated depreciation	12,839	13,457
Property, manufacturing facility and equipment, net	8,598	8,781

Intangible assets, net of amortization	54	51
Other non-current assets	13	25
Total Assets	€24,674	€27,053

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€4,308	€5,442
Accounts payable to related parties	372	161
Accrued expenses and other current liabilities	1,902	1,692
Deferred Revenues	1,704	309
Current portion of capital lease obligations	70	57
Current maturities of long-term debt	1,098	582
Total Current Liabilities	9,454	8,243

Long-term debt, net of current maturities	1,759	1,777
Capital lease obligations	21	-
Termination indemnities	510	432
Total Liabilities	11,744	10,452

Share capital (no par value as of December 31, 2010 and June 30, 2011; 18,302,617 and 19,656,317 shares authorized as of December 31, 2010 and June 30, 2011; 14,956,317 and 14,966,317 shares issued and outstanding at December 31, 2010 and June 30, 2011, respectively)	108,485	109,482
Accumulated deficit	(95,555)	(92,881)
Total Shareholders’ Equity	12,930	16,601
Total Liabilities and Shareholders’ Equity	€24,674	€27,053

GENTIUM S.p.A.
STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Revenues:
API product sales	€2,112	€1,333	€3,420	€2,564
NPP product sales	3,992	4,373	6,600	8,232
Total product sales	6,104	5,706	10,020	10,796
Other revenues	-	14	38	18
Other revenues from related party	1,443	1,001	2,476	1,956
Total revenues	7,547	6,721	12,534	12,770

Operating costs and expenses:
Cost of goods sold	1,820	1,859	2,865	2,752
Research and development	2,037	1,434	3,451	2,659
General and administrative	1,215	1,421	2,606	2,972
Sales and Marketing	-	532	-	778
Charges from related parties	82	76	149	126
Restructuring charges	-	-	953	-
Depreciation and amortization	219	201	447	400
	5,373	5,523	10,471	9,687
Operating income	2,174	1,198	2,063	3,083

Foreign currency exchange gain/(loss), net	195	(9)	295	(63)
Interest expense, net	(18)	(39)	(41)	(58)
Income before income tax expense	2,351	1,150	2,317	2,962

Income tax expense	-	(177)	-	(288)
Net Income	€2,351	€973	€2,317	€2,674

Shares used in calculation of earnings per share
Basic	14,956,317	14,966,317	14,956,317	14,961,428
Diluted	14,956,317	15,727,077	14,956,317	15,662,601

Earnings per share:
Basic	0.16	0.07	0.15	0.18
Diluted	0.16	0.06	0.15	0.17

GENTIUM S.p.A.
STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2010	2011
Cash Flows From Operating Activities:
Net income	€2,317	€2,674
Adjustments to reconcile net income to net cash provided by operating activities:
Write-down of inventory	43	-
Unrealized foreign exchange loss/(gain)	(218)	72
Depreciation and amortization	657	622
Stock based compensation	648	933
Loss on fixed asset disposal	6	-
Release of allowance for doubtful accounts	(266)	-
Release of inventory allowance	-	(85)
Deferred revenues	3,409	(1,396)
Income Taxes	-	288
Changes in operating assets and liabilities:
Accounts receivable	(1,830)	(743)
Inventories	(297)	(622)
Prepaid expenses and other current and noncurrent assets	712	85
Accounts payable and accrued expenses	(37)	270
Termination indemnities	(82)	(78)
Net cash provided by operating activities	5,062	2,020

Cash Flows From Investing Activities:
Purchase of equipments and furniture	(33)	(601)
Proceeds from sales of marketable securities	-	263
Net cash used in investing activities	(33)	(338)

Cash Flows From Financing Activities:
Proceeds from stock options exercise	-	64
Repayment of long-term debt	(188)	(498)
Principal payment of capital lease obligations	(33)	(34)
Net cash used in financing activities	(221)	(468)

Increase in cash and cash equivalents	4,808	1,214
Effect of exchange rate on cash and cash equivalents	150	(120)
Cash and cash equivalents, beginning of period	1,392	8,742
Cash and cash equivalents, end of period	€6,350	€9,836

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com